May 8, 2009

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: John Hartz

Re:	The Home Depot, Inc.

Form 10-K for the fiscal year ended February 1, 2009

Filed April 2, 2009

Definitive Proxy Statement on Schedule 14A filed on April 15, 2009

File No. 1-8207

Dear Mr. Hartz:

This letter responds to the letter dated April 30, 2009 from the U.S. Securities and Exchange Commission (the “Commission”) to The Home Depot, Inc. (the “Company”) setting forth the comments of the staff of the Commission (the “Staff”) on the Company’s Annual Report on Form 10-K for the fiscal year ended February 1, 2009 (the “Form 10-K”) and certain executive compensation disclosure items included in the Company’s definitive proxy statement on Schedule 14A filed on April 15, 2009 (the “Proxy”). The Staff’s comments have been reproduced below followed by the Company’s response.

Form 10-K for the fiscal year ended February 1, 2009

Item 3. Legal Proceedings, page 10

1.	We note that during the fourth quarter of fiscal 2008, you established a reserve for the settlement of allegations that you failed to provide meal breaks. Please revise future filings to clarify if this charge had a material impact on your results.

Response: The Staff’s comment has been duly noted. In future filings, we will clarify that this charge did not have a material impact on our results.

Critical Accounting Policies, page 23

Impairment of Long-Lived Assets, page 24

2.	With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of your impairment policy. In this regard, please address the following items:

Mr. John Hartz

May 8, 2009

•	Clarify whether your asset group is at the individual store level.

•	Include a more specific discussion of how you identify when circumstances indicate store assets may not be recoverable. Please disclose how frequently you evaluate these circumstances.

•	Discuss how you establish cash flows and allocate expenses by asset group.

•	Discuss how you determine the fair value of your asset group.

•	Include a qualitative and quantitative description of the critical assumptions used in your impairment analysis and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	Discuss quantitative information regarding any significant known trends;

•	Discuss any material and useful information that you gather and analyze regarding the risks of recoverability of your assets.

Response: The Staff’s comment has been duly noted. In future filings, we will provide a more specific and comprehensive discussion of our impairment policy, taking into account the items listed in the Staff’s comment.

Definitive Proxy Statement on Schedule 14A

Elements of Our Compensation Programs, page 24

Annual Incentive, page 24

Financial Performance Goals, pages 24-25

3.	With regard to financial performance objectives, we note your disclosure that the target sales, operating profit and inventory turns figures constitute “target performance” under your compensation plan. Please further disclose the specific target sales, operating profit and inventory turns goals with respect to the target, threshold and maximum performance categories. Alternatively, tell us why the disclosure of these objectives would result in you suffering competitive harm. In this regard, we direct your attention to Instruction 4 to Item 402(b) of Regulation S-K and note that you should address in detail both the materiality to investors of the objectives and the likelihood that the disclosure of the objectives would result in substantial harm to your competitive position. Please note that we may have additional comments on whether you have met the standards for treating such information confidentially. Further, please disclose the actual results and how those results correlated to the actual payout percentages.

Response: We will file via EDGAR additional definitive proxy materials, the text of which is attached to this letter as Appendix A, that clarify the specific threshold, target and maximum levels for each of the Company’s sales, operating profit and inventory turns goals, as well as the actual results for Fiscal 2008 for each of those goals and how those results correlated to the actual payout percentages.

4.	We note your disclosure of “operating profit” as it is defined under your compensation plan. Please disclose the operating profit figure without taking into account the exclusions under your definition and state whether the target performance would have been met under the normal definition.

Mr. John Hartz

May 8, 2009

Response: As noted above in our response to Comment 3, we will file via EDGAR additional definitive proxy materials, the text of which is attached hereto as Appendix A. These materials include disclosure of the Company’s actual operating profit without taking into account the exclusions under the definition set forth in the Management Incentive Plan (“MIP”) and clarify that the target performance level established under the MIP would not have been met under the normal definition of operating profit.

Strategic Performance Goals, page 25

5.	You disclose that successful and timely completion of a strategic key initiative is required for any payout with regard to such initiative. In future filings, please disclose the corresponding percentage weighting of each strategic key initiative as it relates to the payout of the strategic performance goal portion of the Management Incentive Program.

Response: The Staff’s comment has been duly noted. In future proxy statement filings, we will disclose the percentage weighting of each strategic key initiative as it relates to the payout of the strategic performance goal portion of the MIP, to the extent material and otherwise required to be disclosed.

* * * * * *

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, or need additional information, please do not hesitate to contact me. I may be reached at (770) 384-5535 or by fax ((770) 384-5552) or e-mail (jack_vanwoerkom@homedepot.com).

Respectfully submitted,

/s/ Jack A. VanWoerkom
Jack A. VanWoerkom
Executive Vice President and General Counsel

cc:	Tricia Armelin

Chambre Malone

Andy Schoeffler

Carol B. Tomé

Appendix A

Text of Additional Definitive Proxy Materials

This notice provides additional information to our shareholders with respect to the financial performance goals under the Fiscal 2008 Management Incentive Plan (“MIP”) of The Home Depot, Inc. (the “Company”) to supplement the discussion on pages 24-25 in the Compensation Discussion & Analysis in the Company’s proxy statement (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2009 in connection with the Company’s 2009 Annual Meeting of Shareholders.

As discussed on page 24 of the Proxy Statement, the financial performance goals under the MIP were based on achievement of pre-established target levels of sales, operating profit and inventory turns. The threshold, target and maximum levels for overall Company performance set by the Leadership Development and Compensation Committee (the “Committee”) under the MIP for Fiscal 2008 were as follows:

	Sales	Operating Profit	Inventory Turns
Threshold	$70.254 billion	$5.063 billion	3.54
Target	$73.952 billion	$5.626 billion	3.94
Maximum	$77.650 billion	$5.907 billion	4.13

For purposes of the MIP, Fiscal 2008 sales were $71.288 billion, inventory turns were 3.99 times and operating profit was $5.281 billion. Accordingly, the Company exceeded the threshold levels for the sales and operating profit goals and the target level for the inventory turns goal under the MIP. The Company used interpolation to determine the specific amount of the payout with respect to the financial goals for each named executive officer.

Pursuant to the pre-established definition of operating profit, a total of $922 million of charges taken with respect to store closings and abandonment of future store sites throughout 2008 and the closing of the EXPO and other businesses in the fourth quarter were excluded. Actual operating profits without this exclusion were $4.359 billion, which would have been below the threshold for operating profits under the MIP. Accordingly, if not for this exclusion, there would have been no payouts under the MIP financial performance goals. The Committee believes that these types of charges should be excluded from the MIP calculation since they are driven by strategic decisions supporting the long term best interests of the Company.

There are no other changes to any other parts of the Proxy Statement.